UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

Aeolus Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

00765G109
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00765G109

1	NAME OF REPORTING PERSON Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,621,348 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,621,348 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,621,348 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%(1)
12	TYPE OF REPORTING PERSON PN

(1)  Includes 561,558 shares of Common Stock currently issuable upon the exercise of certain warrants. As of December 31, 2014, the warrant exercise limitation described in the next sentence limits the aggregate exercise of warrants by the Reporting Persons to 4,899,643 out of the 8,000,000 shares of Common Stock underlying the warrants owned by the Reporting Persons in the aggregate. The warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed the warrants owned by each of BVF2, ILL10 and MSI would be fully exercised, and the warrants held by BVF would only be exercised to purchase 561,558 shares of Common Stock which would be at the aggregate 9.98% limitation. BVF holds warrants to purchase 3,100,357 additional shares which are excluded from the table above as a result of the 9.98% limitation. The Reporting Persons may choose to exercise the warrants in other amounts among the Reporting Persons, while continuing to comply with the aggregate 9.98% limitation. See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 00765G109

1	NAME OF REPORTING PERSON Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,169,764 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,169,764 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,169,764 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%(1)
12	TYPE OF REPORTING PERSON PN

(1)  Includes 1,957,575 shares of Common Stock currently issuable upon the exercise of certain warrants.  As of December 31, 2014, the warrant exercise limitation described in the next sentence limits the aggregate exercise of warrants by the Reporting Persons to 4,899,643 out of the 8,000,000 shares of Common Stock underlying the warrants owned by the Reporting Persons in the aggregate. The warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed the warrants owned by each of BVF2, ILL10 and MSI would be fully exercised, and the warrants held by BVF would only be exercised to purchase 561,558 shares of Common Stock which would be at the aggregate 9.98% limitation. BVF holds warrants to purchase 3,100,357 additional shares which are excluded from the table above as a result of the 9.98% limitation. The Reporting Persons may choose to exercise the warrants in other amounts among the Reporting Persons, while continuing to comply with the aggregate 9.98% limitation. See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 00765G109

1	NAME OF REPORTING PERSON BVF Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 352,980
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 352,980
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 352,980
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 00765G109

1	NAME OF REPORTING PERSON Investment 10, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,197,502 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,197,502 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,197,502 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6% (1)
12	TYPE OF REPORTING PERSON OO

(1)  Includes 1,056,101 shares of Common Stock currently issuable upon the exercise of certain warrants.  As of December 31, 2014, the warrant exercise limitation described in the next sentence limits the aggregate exercise of warrants by the Reporting Persons to 4,899,643 out of the 8,000,000 shares of Common Stock underlying the warrants owned by the Reporting Persons in the aggregate. The warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed the warrants owned by each of BVF2, ILL10 and MSI would be fully exercised, and the warrants held by BVF would only be exercised to purchase 561,558 shares of Common Stock which would be at the aggregate 9.98% limitation. BVF holds warrants to purchase 3,100,357 additional shares which are excluded from the table above as a result of the 9.98% limitation. The Reporting Persons may choose to exercise the warrants in other amounts among the Reporting Persons, while continuing to comply with the aggregate 9.98% limitation. See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 00765G109

1	NAME OF REPORTING PERSON MSI BVF SPV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,705,227 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,705,227 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,705,227 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9% (1)
12	TYPE OF REPORTING PERSON OO

(1)  Includes 1,324,409 shares of Common Stock currently issuable upon the exercise of certain warrants. As of December 31, 2014, the warrant exercise limitation described in the next sentence limits the aggregate exercise of warrants by the Reporting Persons to 4,899,643 out of the 8,000,000 shares of Common Stock underlying the warrants owned by the Reporting Persons in the aggregate. The warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed the warrants owned by each of BVF2, ILL10 and MSI would be fully exercised, and the warrants held by BVF would only be exercised to purchase 561,558 shares of Common Stock which would be at the aggregate 9.98% limitation. BVF holds warrants to purchase 3,100,357 additional shares which are excluded from the table above as a result of the 9.98% limitation. The Reporting Persons may choose to exercise the warrants in other amounts among the Reporting Persons, while continuing to comply with the aggregate 9.98% limitation. See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 00765G109

1	NAME OF REPORTING PERSON BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 14,046,821 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 14,046,821 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,046,821 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98% (1)
12	TYPE OF REPORTING PERSON PN, IA

(1)  Includes 4,899,643 shares of Common Stock currently issuable upon the exercise of certain warrants.  As of December 31, 2014, the warrant exercise limitation described in the next sentence limits the aggregate exercise of warrants by the Reporting Persons to 4,899,643 out of the 8,000,000 shares of Common Stock underlying the warrants owned by the Reporting Persons in the aggregate. The warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed the warrants owned by each of BVF2, ILL10 and MSI would be fully exercised, and the warrants held by BVF would only be exercised to purchase 561,558 shares of Common Stock which would be at the aggregate 9.98% limitation. BVF holds warrants to purchase 3,100,357 additional shares which are excluded from the table above as a result of the 9.98% limitation. The Reporting Persons may choose to exercise the warrants in other amounts among the Reporting Persons, while continuing to comply with the aggregate 9.98% limitation. See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 00765G109

1	NAME OF REPORTING PERSON BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 14,046,821 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 14,046,821 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,046,821 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98% (1)
12	TYPE OF REPORTING PERSON CO

(1)  Includes 4,899,643  shares of Common Stock currently issuable upon the exercise of certain warrants.  As of December 31, 2014, the warrant exercise limitation described in the next sentence limits the aggregate exercise of warrants by the Reporting Persons to 4,899,643 out of the 8,000,000 shares of Common Stock underlying the warrants owned by the Reporting Persons in the aggregate. The warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed the warrants owned by each of BVF2, ILL10 and MSI would be fully exercised, and the warrants held by BVF would only be exercised to purchase 561,558 shares of Common Stock which would be at the aggregate 9.98% limitation. BVF holds warrants to purchase 3,100,357 additional shares which are excluded from the table above as a result of the 9.98% limitation. The Reporting Persons may choose to exercise the warrants in other amounts among the Reporting Persons, while continuing to comply with the aggregate 9.98% limitation. See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 00765G109

1	NAME OF REPORTING PERSON Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 14,046,821 (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 14,046,821 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,046,821 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98% (1)
12	TYPE OF REPORTING PERSON IN

(1)  Includes 4,899,643 shares of Common Stock currently issuable upon the exercise of certain warrants.  As of December 31, 2014, the warrant exercise limitation described in the next sentence limits the aggregate exercise of warrants by the Reporting Persons to 4,899,643 out of the 8,000,000 shares of Common Stock underlying the warrants owned by the Reporting Persons in the aggregate. The warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed the warrants owned by each of BVF2, ILL10 and MSI would be fully exercised, and the warrants held by BVF would only be exercised to purchase 561,558 shares of Common Stock which would be at the aggregate 9.98% limitation. BVF holds warrants to purchase 3,100,357 additional shares which are excluded from the table above as a result of the 9.98% limitation. The Reporting Persons may choose to exercise the warrants in other amounts among the Reporting Persons, while continuing to comply with the aggregate 9.98% limitation. See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

CUSIP NO. 00765G109

Item 1(a).	Name of Issuer:

Aeolus Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

26361 Crown Valley Parkway
Suite 150
Mission Viejo, California 92691

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

BVF Investments, L.L.C. (“BVLLC”)
900 North Michigan Avenue, Suite 1100
Chicago, Illinois 60611
Citizenship: Delaware

Investment 10, L.L.C. (“ILL10”)
900 North Michigan Avenue, Suite 1100
Chicago, Illinois 60611
Citizenship: Illinois

MSI BVF SPV, LLC (“MSI”)
c/o Magnitude Capital, LLC
601 Lexington Avenue, 59th Floor
New York, NY 10022
Citizenship: Delaware

BVF Partners L.P. (“Partners”)
900 North Michigan Avenue, Suite 1100
Chicago, Illinois 60611
Citizenship: Delaware

BVF Inc.
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

CUSIP NO. 00765G109

Mark N. Lampert (“Mr. Lampert”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

00765G109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP NO. 00765G109

Item 4.	Ownership

(a)	Amount beneficially owned:

Effective on December 31, 2014, the Reporting Persons held warrants exercisable for an aggregate of 8,000,000 shares of Common Stock.  Such warrants have an initial exercise price of $0.25 per Share, subject to adjustment pursuant to the terms of the warrants, and expire on February 19, 2018.  The warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, more than 9.98% of the number of shares of Common Stock then issued and outstanding. As of December 31, 2014, the warrant exercise limitation described in the prior sentence limits the aggregate exercise of warrants by the Reporting Persons to 4,899,643 out of the 8,000,000 shares of Common Stock underlying the warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed the warrants owned by each of BVF2, ILL10 and MSI would be fully exercised, and the warrants held by BVF would only be exercised to purchase 561,558 shares of Common Stock which would be at the aggregate 9.98% limitation. BVF holds warrants to purchase 3,100,357 additional shares which are excluded herein as a result of the 9.98% limitation. The Reporting Persons may choose to exercise the warrants in other amounts among the Reporting Persons, while continuing to comply with the aggregate 9.98% limitation.

As of the close of business on December 31, 2014, (i) BVF beneficially owned  4,621,348 shares of Common Stock, including 561,558 shares of Common Stock issuable upon the exercise of certain warrants held by it, and excluding 3,100,357 shares of Common Stock issuable upon exercise of certain warrants held by it (ii) BVF2 beneficially owned 4,169,764 shares of Common Stock, including 1,957,575 shares of Common Stock issuable upon the exercise of certain warrants held by it, (iii) BVLLC beneficially owned 352,980 shares of Common Stock, (iv) ILL10 beneficially owned 2,197,502 shares of Common Stock, including 1,056,101 shares of Common Stock issuable upon the exercise of certain warrants held by it, and (v) MSI beneficially owned 2,705,227 shares of Common Stock, including 1,324,409 shares of Common Stock issuable upon the exercise of certain warrants held by it.

Partners, as the general partner of BVF and BVF2, the manager of BVLLC and the investment adviser of ILL10 and MSI, may be deemed to beneficially own 14,046,821 shares of Common Stock, including 4,899,643 shares of Common Stock currently issuable upon the exercise of certain warrants, and excluding 3,100,357 shares of Common Stock issuable upon the exercise of certain warrants, beneficially owned in the aggregate by BVF, BVF2, BVLLC and ILL10.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 14,046,821 shares of Common Stock, including 4,899,643 shares of Common Stock currently issuable upon the exercise of certain warrants, and excluding 3,100,357 shares of Common Stock issuable upon the exercise of certain warrants, beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 14,046,821  shares of Common Stock, including 4,899,643  shares of Common Stock currently issuable upon the exercise of certain warrants, and excluding 3,100,357 shares of Common Stock issuable upon the exercise of certain warrants, beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.  Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, BVLLC, ILL10 and MSI and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

CUSIP NO. 00765G109

(b)	Percent of class:

The following percentages are based on 135,850,068 shares of Common Stock outstanding as of December 22, 2014, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC) on December 22, 2014.

As of the close of business on December 31, 2014, (i) BVF beneficially owned approximately 3.3% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 3.0% of the outstanding shares of Common Stock, (iii) BVLLC beneficially owned less than 1% of the outstanding shares of Common Stock, (iv) ILL10 beneficially owned approximately 1.6% of the outstanding shares of Common Stock, (v) MSI beneficially owned approximately 1.9% of the outstanding shares of Common Stock and (v) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.98% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Pursuant to the operating agreement of BVLLC, Partners is authorized, among other things, to invest the contributed capital of Samana Capital, L.P., the majority member of BVLLC, in the shares of Common Stock and other securities of the Issuer and to vote, exercise or convert and dispose of each security, and is entitled to receive fees based on assets under management and, subject to certain exceptions, allocations based on realized and unrealized gains on such assets.

Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF, BVF2, BVLLC, MSI and ILL10.

CUSIP NO. 00765G109

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 00765G109

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2015

BIOTECHNOLOGY VALUE FUND, L.P.		INVESTMENT 10, L.L.C.

By:	BVF Partners L.P., its general partner	By:	BVF Partners L.P., its investment adviser
By:	BVF Inc., its general partner	By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert	By:	/s/ Mark N. Lampert
	Mark N. Lampert		Mark N. Lampert
	President		President

BIOTECHNOLOGY VALUE FUND II, L.P.		MSI BVF SPV, LLC

By:	BVF Partners L.P., its general partner	By:	BVF Partners L.P., its investment adviser
By:	BVF Inc., its general partner	By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert	By:	/s/ Mark N. Lampert
	Mark N. Lampert		Mark N. Lampert
	President		President

BVF PARTNERS L.P.		BVF INC.

By:	BVF Inc., its general partner	By:	/s/ Mark N. Lampert
Mark N. Lampert
By:	/s/ Mark N. Lampert		President
Mark N. Lampert
President
/s/ Mark N. Lampert
MARK N. LAMPERT
BVF INVESTMENTS, L.L.C.

By:	BVF Partners L.P., its manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President